SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549
		 	   FORM 6-K
	            Report of Foreign Issuer
		   Pursuant to Rule 13a-16 of
	        the Securities Exchange Act of 1934


	   For the period of March 5 to March 5, 2003
	  -----------------------------------------------------

	        Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

  	     Form 20-F [X]    	       Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes [ ]       	        No  [X]

For Immediate Release

March 5, 2003

RM: 4-03

                CRYSTALLEX CLOSES PRIVATE PLACEMENT


TORONTO, ONTARIO, March 5, 2003 - Crystallex International Corporation
(TSX, AMEX: KRY) confirmed today that it has closed the private placement of 2,562,500 special warrants at a price of C$1.60 per special warrant raising gross proceeds of C$4.1 million. Each special warrant shall entitle the holder thereof, upon exercise and without payment of any additional consideration, to acquire one common share and one-half of one common share purchase warrant of Crystallex. Each whole purchase warrant is exercisable for one common share for a period of two years after issuance at a price of C$2.00 per share.

The securities have not been and will not be registered under the United
States Securities Act of 1933 or the securities laws of any state, and may not be offered or sold in the United States or to US persons unless an exemption from registration is available.

Proceeds from the offering will be used by Crystallex to finance the continued development of its gold properties in Venezuela and for general working capital purposes.

About Crystallex:
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Uruguay and Venezuela. Crystallex shares are traded on the TSX and AMEX Exchanges and Crystallex is part of the S&P/TSX Composite Index, the most widely followed benchmark index in Canada.

For further information:
Investor Relations Contact: A. Richard Marshall, VP at(800)738-1577
Visit us on the Internet: http://www.crystallex.com
			  -------------------------
Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

				(2)

	                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------
(Registrant)


Date March 5, 2003	          	     By    /s/ Daniel R. Ross
-----------------------			     ----------------------------
						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature